Monthly Report - November, 2015

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        2,666,341       12,036,324
Change in unrealized gain (loss) on open            6,709,418        6,934,803
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0           11,004
      obligations
   Change in unrealized gain (loss) from U.S.       (138,050)        (149,162)
      Treasury obligations
Interest Income 			               53,452          421,421
Foreign exchange gain (loss) on margin deposits      (53,605)        (412,729)
                		                 ------------    -------------
Total: Income 				            9,237,556       18,841,661

Expenses:
   Brokerage commissions 		            1,013,069       11,764,331
   Management fee 			               31,714          352,468
   20.0% New Trading Profit Share 	              151,910          211,309
   Custody fees 		       	                  470           40,106
   Administrative expense 	       	               97,029        1,101,974
					         ------------    -------------
Total: Expenses 		                    1,294,192       13,470,188
Net Income(Loss)			   $        7,943,364        5,371,473
for November, 2015

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (192,451.816    $     5,691,922    201,523,559    207,215,481
units) at October 31, 2015
Addition of 		 	            557      1,095,762      1,096,319
1,043.345 units on November 1, 2015
Redemption of 		 	              0    (5,352,755)    (5,352,755)
(4,879.661) units on  November 30, 2015*
Net Income (Loss)               $       248,508      7,694,856      7,943,364
for November, 2015
         			   -------------   -------------   -----------


Net Asset Value at November 30, 2015
(188,671.849 units inclusive
of 56.349 additional units) 	      5,940,987    204,961,422    210,902,409
				  =============  ============= ==============


		GLOBAL MACRO TRUST November 2015 UPDATE
                      Year to Date     Net Asset
Series	  November ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       3.81% 	   1.77%  $    1,090.83	  172,604.583 $   188,282,257
Series 2       3.34% 	   4.58%  $    1,359.93	       39.121 $        53,202
Series 3       3.37% 	   4.79%  $    1,378.48	   13,492.193 $    18,598,718
Series 4       4.37% 	   7.90%  $    1,564.79	    2,535.952 $     3,968,232

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			December 14, 2015
Dear Investor:


The Trust was quite profitable in November due to solid gains from trading energy, metal and equity futures and currency forwards. Trading of interest rate and soft and agricultural commodity futures was nearly flat.

With the International Energy Agency reporting that global oil inventories are at record highs; with Saudi Arabia continuing to produce aggressively to protect market share; with Russia and the U.S. producing near record levels; with Iraqi and Iranian supplies set to increase;
and with demand still hobbled by subdued global growth, prices of crude oil and crude products remained weak and short positions were profitable. Milder than normal weather also dampened demand and pressured prices, especially for natural gas where short positions were also profitable.

Weak global growth, especially from China, combined with still abundant supplies and a strong dollar to depress the prices of base metals, leading to gains from short positions, especially in copper and zinc. Indeed, copper, zinc and aluminum prices hit 6 year lows and nickel prices fell to a 10 year nadir. The strong dollar and lack of inflation worldwide weighed on precious metal prices, and short gold and silver trades were profitable too.

The growing likelihood that the Federal Reserve will finally increase official interest rates and that the ECB will further ease its monetary policy at their respective December meetings underpinned a dollar rally. Consequently, long dollar positions relative to the euro, Swiss franc, pound sterling, yen, and Canadian dollar, and to a lesser extent the Czech koruna, Polish zloty, Norwegian krone and Swedish krona were profitable. Meanwhile, trading the dollar versus a variety of emerging market currencies was marginally unprofitable as was non-dollar cross rate trading.

The prospect of further monetary ease from the ECB together with a generally accommodative monetary policy worldwide and signs of improving growth in Europe led to profits from long positions in European, U.S., Canadian and Australian equity futures. Meanwhile, trading of Asian equity futures was essentially flat.

Trading of interest rate futures was slightly negative. Long positions in U.S. note, bond and short term interest rate futures generated losses as markets sold off in response to the prospects of a Fed policy tightening in December. Long positions in Aussie and Canadian note and bond futures were also unprofitable. At the same time, long positions in European interest rate futures produced largely offsetting gains as the market priced in the likelihood of further ECB ease.

Finally, trading of soft and agricultural commodity futures was flat as the gains from a short cattle trade and a long sugar position offset the small loss from grain trading.



   Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman